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                             September 13, 2022

       Mark Long
       Co-Chief Executive Officer and Chief Financial Officer
       Prime Impact Acquisition I
       123 E San Carlos Street , Suite 12
       San Jose, CA 95112

                                                        Re: Prime Impact
Acquisition I
                                                            Form 10-K for the
year ended December 31, 2021
                                                            File No. 001-39501

       Dear Mark Long:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended December 31, 2021

       Item 9A. Controls and Procedures
       Management's Report on Internal Controls Over Financial Reporting, page
57

   1. We note your disclosure that Management's Report on Internal Controls Over Financial
                                                        Reporting has been
omitted due to the transition period established by the rules of the SEC for newly public
companies. Please explain to us how you determined you were eligible for this exemption or
revise your filing accordingly.
 Mark Long
FirstName LastNameMark
Prime Impact Acquisition I Long
Comapany 13,
September NamePrime
              2022     Impact Acquisition I
September
Page 2    13, 2022 Page 2
FirstName LastName
Exhibit 31.1 and 31.2, page EX-31

2. We note that your certifications omit the paragraph 4(b) language referring to internal control over financial reporting. Please file amendments to your annual report for the year ended December 31, 2021, and your quarterly reports for the periods ended March 31,
         2022 and June 30, 2022, that include certifications that conform exactly to the language set forth within the Exchange Act Rule 13a-14(a). Please note that you may file abbreviated amendments that consists of a cover page, explanatory note, signature page, and paragraphs 1, 2, 4, and 5 of the certification.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if
you have any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction